[redacted]

08027113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

SEC FILE NUMBER
8- 43789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.H. Blair Investment Banking Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gilbert Jackson — (212) 495-4105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gilbert Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. Blair Investment Banking Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARTIN A. BELL
NOTARY PUBLIC, State of New York
No. 02BE6011780
Qualified in New York County
Commission Expires August 17, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.H. BLAIR INVESTMENT BANKING CORP.

Financial Statements

December 31, 2007

D.H. BLAIR INVESTMENT BANKING CORP.

Table of Contents
December 31, 2007

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516 228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

Board of Directors
D.H. Blair Investment Banking Corp.
New York, New York

We have audited the accompanying statement of financial condition of D.H. Blair Investment Banking Corp. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.H. Blair Investment Banking Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2008

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 51,370
Receivables from affiliates and other related parties	50,249,194
Receivables from officers, directors, and employees	3,306,703
Receivables from others	5,516,893
Securities owned:	
Marketable - at market value	20,421,943
Not readily marketable - at estimated fair value	1,135,366
Equipment, fixtures, and improvements - net of accumulated depreciation and amortization of $1,879,146	7,982
Other	4,459,422
	$ 85,148,873
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to brokers	$ 5,851,978
Payable to officer	437,287
Income taxes payable	90,000
Other	434,782
	6,814,047
Stockholder's Equity	
Common stock - $.01 par value - 200 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	70,639,337
Retained earnings	7,695,488
	78,334,826
	$ 85,148,873

See notes to financial statements.

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Operations
For the Year Ended December 31, 2007

Revenues	
Loss on firm investments - net	$ (5,666,078)
Interest and dividend income - including $2,465,578 from affiliates	2,712,745
Other income	457,266
	(2,496,067)
Expenses	
Employee compensation and benefits	1,599,039
Payroll taxes	69,854
Regulatory fees and expenses	17,734
Occupancy costs - rent and other charges	507,984
Consulting and professional fees	216,673
Bad debt	695,943
Margin interest	403,252
Depreciation and amortization	3,193
Other	510,044
	4,023,716
Loss Before Related Parties Transactions, and Income Taxes	(6,519,783)
Loss On Securities Sold To Related Parties	54,961
Loss Before Provision For Income Taxes	(6,574,744)
Current Income Taxes	163,001
Net Loss	$ (6,737,745)

See notes to financial statements.

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning of year	1	70,639,337	14,433,233	85,072,571
Net Loss	-	-	(6,737,745)	(6,737,745)
Balance - end of year	$ 1	$ 70,639,337	$ 7,695,488	$ 78,334,826

See notes to financial statements.

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net loss	$ (6,737,745)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	3,193
Decrease in not readily marketable investments deemed worthless	801,395
Increase in bad debts related to uncollectible loan receivable	695,943
Changes in operating assets and liabilities:	
Decrease in:	
Securities owned - at market value	6,483,222
Investments not readily marketable - at fair value	855,701
Other	25,275
(Decrease) increase in:	
Payable to brokers	1,942,220
Income taxes payable	(27,001)
Accrued expenses	(44,663)
	3,997,540
Cash Flows From Investing Activities	
Advances to affiliates and other related parties	(3,501,356)
Advances to officers, directors, and employees	(387,974)
Advances to others	(1,185,231)
	(5,074,561)
Cash Flows From Financing Activities	
Advances from an officer - net of repayments	437,287
Decrease in Cash and Cash Equivalents	(639,734)
Cash and Cash Equivalents - beginning of year	691,104
Cash and Cash Equivalents - end of year	$ 51,370
Supplemental Cash Flow Information	
Cash paid during the year for:	
Margin interest	$ 403,252
Income taxes	$ 73,001

See notes to financial statements.

1 - Organization and Business

D.H. Blair Investment Banking Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principle operations are investment banking, private investment activities including equity and debt transactions, proprietary trading in firm principal investments, and merchant banking. Transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on April 5, 1991 under the laws of the State of Delaware.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - The Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Revenue Recognition*** - Purchases and sales of securities and the related revenues and expenses are recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased, are valued at quoted market price or at management's estimate of fair value for certain positions for which there is a limited market, with related unrealized gains and losses included in principal transactions.

Dividends earned and dividends paid on securities sold, but not yet purchased, are recognized on the ex-dividend date and interest is recognized on the accrual basis.

c. ***Investment in Private Companies*** - Investments in private companies for which the Company has influence but does not benefit from the processes, products or services and does not participate in the management are not consolidated nor accounted for under the equity method. Private investments are valued using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. Management estimates of fair value may differ from the eventual realizable value of the underlying securities, which may fluctuate over time in light of business and economic conditions and the financial leverage of the issuer. These differences may be material.

d. ***Depreciation and Amortization*** - Equipment, fixtures and improvements are stated at cost. Equipment, fixtures and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

Maintenance and repairs which do not improve or extend the life of an asset are expensed.

Continued

e. ***Income Taxes*** - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

The payable to Clearing Brokers at December 31, 2007 includes amounts owed on margin accounts.

4 - RECEIVABLE FROM AFFILIATES AND OTHER RELATED PARTIES

Receivables from affiliates and other related parties as of December 31, 2007 consist of:

Lawrence Ventures III LLC	$ 35,395,813
Parties related to officers and directors	9,259,595
Accrued interest	5,593,786
	$ 50,249,194

Loan receivables from affiliates include a $35,372,975 million demand loan at 6% and a $22,838 demand loan at 6.5%, both receivable from Lawrence Ventures, LLC ("Lawrence"), an affiliated entity substantially owned by the stockholder of the Company. Lawrence's sole business is an investment in Diablo Grande Limited Partnership ("Diablo"), whose sole asset is a real estate project in central California. The $35,395,813 million loan is convertible, at any time and at the option of the Company, into approximately 68% fully diluted equity interest in Lawrence.

On June 5, 2007 the Company sold marketable securities to a related party for a negotiated aggregate sale price which was approximately $55,000 less than the carrying value of these securities on the Company's books. The sale proceeds were paid by a promissory note issued by the purchaser.

5 - RECEIVABLES FROM AND PAYABLES TO OFFICERS, DIRECTORS, AND EMPLOYEES

The Company has advanced funds to certain officers, directors, and employees. The advances are made on a short-term basis and do not bear interest. At December 31, 2007, the receivable from officers, directors, and employees is $3,306,703.

During 2007, an officer of the Company advanced funds in order to meet certain margin requirements. The advances are made on a short-term basis which were partially repaid and do not bear interest. As of December 31, 2007, the remaining payable to the officer is $437,287.

6 - Securities Owned

Marketable securities owned consist of Corporate equity securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

7 - Financial Instruments and Related Risks

Securities owned at December 31, 2007 consist of both marketable equity securities and not readily marketable securities.

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) exceeds the related amounts recorded.

The Company executes financial futures contracts to limit its risk. Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to non-derivative financial instruments including market, credit liquidity and operational risks. The Company's open futures positions are based on quoted market prices. The net trading loss is treated as a component of principal transactions.

The Company's securities transactions are cleared with clearing brokers pursuant to clearance agreements and customer agreements. The Company is subject to credit risk at December 31, 2007, as securities owned, primarily all investments at fair value and balances due from the clearing broker and the customer account broker, reflected on the statement of financial condition, are securities, investments and cash balances held by such brokers, which act as custodians.

8 - Commitments and Contingencies

The Company leases its premises pursuant to a lease expiring on June 30, 2009. Under the terms of the lease, the Company is obligated to pay escalation charges for certain of the landlord's operating expenses and real estate taxes. Minimum future rental payments to be made by the Company are as follows:

Years Ending December 31,	
2008	$ 400,410
2009	200,205
	$ 600,615

The rent expense for the year ended December 31, 2007 was approximately $400,000.

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2007, the Company's cash balances on deposit did not exceed insured limits.

The market value of one of the investments included in securities owned, at market value, is approximately 87% of the total.

9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule I5c3-1), which requires the maintenance of minimum net capital as defined. At December 31, 2007, the Company had net capital of $7,190,890 which was $6,736,393 above its required net capital of $454,497.

10 - Income Taxes

The difference between the income tax expense and the tax computed by applying the statutory federal income tax rate (34%) to income before income tax is primarily attributable to state and local taxes and reversal of the prior year valuation allowance for deferred tax assets. The current state and local tax expense consists of taxes on capital.

The Company has a net operating loss ("NOL") carryforward of approximately $12 million for federal and $10.8 million for state and local tax purposes and a capital loss carryforward of approximately $35.6 million. The NOL and capital loss carryforwards expire in various amounts from 2008 to 2026.

The temporary differences that give rise to the Company's deferred tax asset relate to net operating loss and capital loss carryforwards. The deferred tax liability arises from unrealized gains on securities owned.

Due to the uncertainty of future realization of the net tax benefits related to the deferred tax asset in excess of the deferred tax liability, a valuation allowance of $2.7 million has been established. Therefore, the net deferred tax asset at December 31, 2007 is valued at $0. During the year ended December 31, 2007, the valuation allowance decreased by $.9 million.

D.H. BLAIR INVESTMENT BANKING CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity Qualified For Net Capital	$ 78,334,826
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from non-customers	59,072,790
Securities not readily marketable	1,135,366
Equipment, fixtures, and improvements - net book value	7,982
Other	4,459,422
Other charges:	
Market blockage	1,041,900
Capital charge broker bond	35,000
	65,752,460
Net Capital Before Haircuts	12,582,366
Haircuts on Securities	
All other securities	2,907,006
Undue concentration	2,484,455
Other	15
	5,391,476
Net Capital	7,190,890
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness:	
Liabilities	6,814,047
Total aggregate indebteness	6,814,047
Minimum Net Capital Requirement - 6⅔% of adjusted aggregate indebtedness	$ 454,497
Net Capital in Excess of Requirement of SEC Rule 15c3-1 Requirement	$ 6,736,393
Ratio of Aggregate Indebtedness to Net capital	0.95 to 1

D.H. BLAIR INVESTMENT BANKING CORP.

Supplementary Information - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007 ***Schedule II***

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2007 in accordance with Rule 15c3-3(k)(2)(ii).

D.H. BLAIR INVESTMENT BANKING CORP.

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4)
of the Securities and Exchange Commission
December 31, 2007 *Schedule III*

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, per FOCUS Report, Part IIA	$ 7,255,149
(i) Reclassification of allowable assets originally reported as non-allowable assets	3,041
(ii) Increase in accrued expenses	(67,300)
Net Capital, as defined, per Schedule I	$ 7,190,890

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212 481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
D.H. Blair Investment Banking Corp.

In planning and performing our audit of the financial statements of D.H. Blair Investment Banking Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 28, 2008

END